MONTEREY BIO Acquisition CorpORATION
17 State Street

21st Floor

New York, NY 10004

September 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Brian Fetterolf

Re:	Monterey Bio Acquisition Corporation
Registration Statement on Form S-1
Filed September 7, 2021, as amended
File No. 333-259378

Dear Mr. Fetterolf:

Monterey Bio Acquisition Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-259378), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, September 30, 2021, or as soon thereafter as possible.

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Sincerely,

MONTEREY BIO ACQUISITION CORPORATION

By:	/s/ Sanjeev Satyal
	Name:	Sanjeev Satyal
	Title:	Chief Executive Officer